JUN 2 8 2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 7)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

02041719

AurionGold Limited
(Name of Subject Company)

Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

Placer Dome Inc.
(Name of Person(s) Furnishing Form)

PROCESSED
JUL 0 3 2002
THOMSON
FINANCIAL

Common Shares
(Title of Class of Subject Securities)

725906-1-01
(CUSIP Number of Class of Securities (if applicable))

J. Donald Rose
Executive Vice President, Secretary and General Counsel
Placer Dome Inc.
1600–1055 Dunsmuir Street
Vancouver, British Columbia V7X 1P1
(604) 682-7082
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Person Furnishing Form)

May 28, 2002
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents.

(a) On June 27, 2002, Placer Dome lodged with the Australian Securities & Investments Commission (the "ASIC") a Seventh Supplementary Bidder's Statement for the ordinary shares of AurionGold Limited.

(b) Not applicable.

Item 2. Information Legends.

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the Bidder's Statement and Offer of Placer Dome Inc.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not Applicable.

(3) Not Applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Placer Dome Inc. has previously filed with the SEC an Irrevocable Consent and Power of Attorney on Form F-X.

PART I – INFORMATION SENT TO SECURITY HOLDERS

PLACER DOME ASIA PACIFIC LIMITED
SEVENTH SUPPLEMENTARY BIDDER'S STATEMENT

This document is a supplementary bidder's statement to the Bidder's Statement dated 27 May 2002 ("**Original Statement**") by Placer Dome Asia Pacific Limited (ABN 80 050 284 967) ("**Bidder**") which was lodged at the Australian Securities and Investments Commission on 27 May 2002 in relation to the Bidder's offers ("**Offers**") for all of the ordinary shares ("**Shares**") in AurionGold Limited (ABN 60 008 560 978) ("**AurionGold**").

Previous supplementary bidder's statements by the Bidder relating to the Original Statement were lodged with ASIC on 27 May 2002, 7 June 2002, 11 June 2002, 17 June 2002, 24 June 2002 and 26 June 2002 ("**Previous Supplementary Bidder's Statements**"). This Seventh Supplementary Bidder's Statement should be read together with the Original Statement and Previous Supplementary Bidder's Statements. Unless the context requires otherwise, terms defined in the Original Statement and the Previous Supplementary Bidder's Statements have the same meaning in this Statement.

1 Foreign Investments Review Board approval

On 26 June 2002, the Bidder received a statement of no objection from the Treasury in regard to the Offer. Accordingly, the condition set out in clause 6.2(a) of Appendix 1 of the Original Statement has been fulfilled.

2 Letter to AurionGold shareholders

On 28 June 2002, the Bidder will despatch to AurionGold shareholders a letter commenting on certain matters in relation to the target's statement received by the Bidder on 26 June 2002 and the receipt of FIRB approval. A copy of the letter is attached to this Statement as Annexure A.

Dated: 27 June 2002

SIGNED by **STUART MACKENZIE** on behalf of **PLACER DOME ASIA PACIFIC LIMITED** who is authorised to sign this Statement pursuant to a resolution passed by the directors of Placer Dome Asia Pacific Limited on 27 June 2002.

/s/Stuart MacKenzie
Stuart MacKenzie
Director

A copy of this Statement was lodged with the Australian Securities and Investments Commission on 27 June 2002. Neither ASIC nor any of its officers takes any responsibility for the contents of this Statement.

ANNEXURE A - LETTER TO AURIONGOLD SHAREHOLDERS



PLACER DOME INC.

27 June 2002

Dear AurionGold Shareholder,

Offer for AurionGold

By now you will have received the Offer by Placer Dome Asia Pacific Limited, a wholly owned subsidiary of Placer Dome Inc. ("Placer Dome"), for all of your shares in AurionGold Limited ("AurionGold") (the "Offer"). The Offer is 17.5 Placer Dome shares for every 100 AurionGold shares.

AurionGold Target's Statement

We have considered AurionGold's Target's Statement, which formally responds to the Offer.

We felt that it would be helpful to make a number of observations and comments in relation to the response by the AurionGold Board:

- **AurionGold's Directors' recommendation:** AurionGold's Directors have recommended that, at this time, you do not accept the Offer. They have recommended that you take no action until they provide further advice but it is unclear what this further advice may be. Placer Dome believes that there is no basis for AurionGold shareholders to delay their acceptance of the Offer. The Offer has a current implied value of $3.83 per AurionGold share (based on Placer Dome's closing share price on the New York Stock Exchange on Wednesday 26 June 2002);

- **No valuation of AurionGold:** There is no Independent Expert's Report or valuation of AurionGold in the Target's Statement to provide guidance to AurionGold's shareholders on the value of their company and therefore there is nothing to suggest that the Offer is anything other than fair and reasonable. An Independent Expert's Report (dated 6 November 2001) prepared by Grant Samuel in relation to the Delta Gold Ltd/Goldfields Ltd merger valued AurionGold then at $1.95 - $2.46 per share;

- **No evidence of a third party bidder:** AurionGold has not provided any evidence that any third party will make an alternative offer for AurionGold and the Offer remains the only offer for all of the AurionGold shares;

- **Potential fall in AurionGold's share price if the Offer does not proceed:** As AurionGold's Directors have observed, there is potential for a fall in AurionGold's share price if the Offer does not proceed. Since the announcement of the Offer, global gold indices have fallen and gold market sentiment has softened. It is reasonable for AurionGold's shareholders to assume that their company's share price, but for the Offer, would have been influenced accordingly. If the Offer is not successful, there is a risk that AurionGold's share price will fall substantially;



AurionGold share price relative to the FT All Gold Mines Index (since 15 April 2002)


$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$-
Day prior to announcement of the Offer (24 May 2002)
AurionGold share price (A$)
FT All Gold Mines Index (rebased to the AurionGold share price at 15 April 2002)
15 Apr 2002
29 Apr 2002
13 May 2002
27 May 2002
10 Jun 2002
24 Jun 2002

- **The share prices of all gold companies fluctuate:** AurionGold has noted that the implied value of the Offer has fluctuated with movements in Placer Dome's share price. We agree, because Placer Dome's share price like other major gold stocks, moves generally in line with global gold markets and is highly leveraged to gold price movements. However, it is important to also note that prior to the announcement of the Offer, AurionGold's share price traded in line with Placer Dome's share price and also exhibited price movements similar to that of other gold companies;

Movement in Placer Dome share price and AurionGold share price (1 January 2002 to 24 May 2002)


AurionGold share price (A$)
$3.60
$3.40
$3.20
$3.00
$2.80
$2.60
$2.40
$2.20
$2.00
$15.00
$14.00
$13.00
$12.00
$11.00
$10.00
$9.00
$8.00
Placer Dome share price (US$)
Jan 2002
Feb 2002
Mar 2002
Apr 2002
May 2002
AurionGold share price on the ASX (LHS)
Placer Dome share price on the NYSE (RHS)



- **The premium of the Offer:** AurionGold states that the premium in the Offer has fallen to 10% based on the fact that Placer Dome's share price has fallen against AurionGold's pre-announcement share price of $3.48. However, this is not the correct interpretation and we note the following points for AurionGold's shareholders:

  - Placer Dome's and AurionGold's share prices broadly track each other (see graph below). Placer Dome's share price has moved in line with global gold indices as AurionGold's share price is likely to have done but for the Offer. The assertion that the premium has fallen wrongly implies that AurionGold's share price would not also have moved since 27 May 2002 in the absence of the Offer; and

  - on the basis of volume weighted average share prices since 1 January 2002 until the announcement of the Offer on 27 May 2002, the Offer of 17.5 shares per 100 AurionGold shares represented a premium of 40% to the AurionGold share price over the same period (see graph below). The period before announcement of the Offer is the only relevant benchmark which can be used to measure the premium without the impact of the Offer influencing AurionGold's share price;

Implied value of the Offer relative to AurionGold's closing share price prior to the Offer announcement


5.00
4.00
3.00
2.00
1.00
0.00
Value per share (A$)
Implied premium
Implied value of the Offer
AurionGold's closing share price
1 Jan 2002
30 Jan 2002
28 Feb 20021
29 Mar 2002
29 Apr 2002
24 May 2002

- **Other matters raised by AurionGold:** AurionGold made a number of assertions in its Target's Statement in relation to its shares and those of Placer Dome including relative risks, production profiles, issues relating to dividends (and the value of franking credits) and other such matters. Placer Dome believes that all of these points were well known to, and factored into Placer Dome's and AurionGold's share prices prior to the announcement of the Offer and were therefore already factored into the terms of the Offer. The Offer is at an attractive premium to AurionGold's
pre-announcement price.



FIRB approval received

We are also pleased to announce that the Offer has received approval from the Australian Foreign Investment Review Board (FIRB). The Offer has now received all necessary regulatory approvals. The Offer remains subject to receiving acceptances of not less than 50.1% of AurionGold's shares and the other conditions as set out in the Offer.

The Offer (Summary)

The compelling logic of the Offer has received broad market support. Although AurionGold's Target's Statement has attempted to create uncertainty surrounding the Offer, Placer Dome does not believe that the Offer is uncertain:

- the Offer is capable of acceptance and is scheduled to close on 12 July 2002;
- the Offer has received all necessary regulatory approvals;
- AurionGold has not provided a valuation of AurionGold to suggest that the Offer is anything other than fair and reasonable;
- AurionGold has not provided any evidence of a third party offer for AurionGold;
- the Offer has been endorsed by Harmony, one of AurionGold's major shareholders; and
- the Offer is clearly one we believe should be accepted by AurionGold shareholders.

We urge you to carefully review the comments in this letter and Placer Dome's Bidder's Statement when weighing up the advice from AurionGold. We are very positive about the benefits to emerge from this transaction for current and new shareholders and we look forward to welcoming you as a Placer Dome shareholder.

Yours sincerely

Jay K. Taylor
President and Chief Executive Officer
Placer Dome Inc.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PLACER DOME INC.

By: /s/Geoffrey P. Gold
Name: Geoffrey P. Gold
Title: Vice-President, Associate General Counsel and Assistant Secretary

June 28, 2002